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                                                                     Exhibit 11


                            [Ropes & Gray Letterhead]




                                                                   April 7, 2000



North American Funds
286 Congress Street
Boston, Massachusetts 02210

Ladies and Gentlemen:

     You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), on Form N-14 and offer and sell shares of beneficial interest, $.001 par value, of your Growth & Income Fund, (the "Shares"), at not less than net asset value.

     We have examined an executed copy of your Amended and Restated Agreement and Declaration of Trust, as amended (the "Declaration of Trust"), on file in the office of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston, and certified copies of the resolutions adopted by your trustees to authorize the issue and exchange of Shares for the assets of your Equity-Income Fund and Tax-Sensitive Equity Fund. We have further examined a copy of your By-Laws and such other documents and records as we have deemed necessary for the purpose of this opinion.

     Based upon the foregoing, we are of the opinion that the beneficial interest in each of your series is divided into an unlimited number of Shares and the issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

     North American Funds (the "Trust") is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of each series of the Trust (the "Series") for all loss and expense of any shareholder of the Series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Series itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of an indefinite number of shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-14 relating to such offering and sale.


                                   Very truly yours,


                                   /s/ Ropes & Gray
                                   Ropes & Gray